U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

    Hermelin            Marc                      S.
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   (Last)               (First)                 (Middle)

   2503 So. Hanley Road
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                                    (Street)

   St. Louis              MO                    63144
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

    K-V Pharmaceutical Company; KVA and KVB

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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

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4. Statement for Month/Day/Year

   December 13, 2002
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5. If Amendment, Date of Original (Month/Day/Year)

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6. Relationship of Reporting Person(s) to Issuer

   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

           Vice-Chairman and Chief Executive Officer
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7.  Individual or Joint/Group Reporting (check applicable line)

    [ X ] Form Filed by One Reporting Person
    [   ] Form Filed by More Than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                    6.
                                  2A.                    4.                          5.             Owner-
                                  Deemed                 Securities Acquired (A)     Amount of      ship
                                  Execution  3.          or Disposed of (D)          Securities     Form:     7.
                                  Date,      Transaction  (Instr. 3, 4 and 5)        Beneficially   Direct    Nature of
                      2.          if any     Code        --------------------------- Owned at End   (D) or    Indirect
1.                    Transaction (Month/    (Instr. 8)              (A)             of Month       Indirect  Beneficial
Title of Security     Date        Day/       ------------   Amount    or     Price   (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)  Year)      Code     V              (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------

Class B Common Stock   12/13/02                M            35,000    A     $10.272     669,610          D
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Class B Common Stock                                                                  1,543,077          I(a)
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Class B Common Stock                                                                    264,375          I(b)
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Class B Common Stock                                                                      2,081          I(c)
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Class A Common Stock   12/13/02                F             8,000    D     $22.45       74,595          D
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Class A Common Stock                                                                  1,218,077          I(a)
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Class A Common Stock                                                                    249,375          I(b)
-------------------------------------------------------------------------------------------------------------------------
Class B Common Stock                                                                        420          I(c)
=========================================================================================================================


(a)   Shares held in two trusts in which the reporting person is one of three trustees of each trust; including, Trust
      Agreement dated 12/22/73 FBO Marc S. Hermelin, in which the reporting person is the primary beneficiary, and one other trust, including Trust Agreement dated 12/23/73 FBO Minnette Hermelin.

(b)   Shares held in an Irrevocable trust for the benefit of the reporting person.  The reporting person does not hold or share voting or dispositive power regarding the shares.

(c)   Shares held in limited partnership.



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*         If the form is filed by more than one reporting person, see
          Instruction 4(b)(v).

Persons who respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
           2.                                                                                             Deriv-    of
           Conver-                              5.                              7.                        ative     Deriv-   11.
           sion                                 Number of                       Title and Amount          Secur-    ative    Nature
           of                                   Derivative    6.                of Underlying     8.      ities     Secur-   of
           Exer-             3A.       4.       Securities    Date              Securities        Price   Bene-     ity:     In-
           cise     3.       Deemed    Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      ficially  Direct   direct
           Price    Trans-   Execution action   or Disposed   Expiration Date   ----------------  Deriv-  Owned     (D) or   Bene-
1.         of       action   Date,     Code     of (D)        (Month/Day/Year)            Amount  ative   at End    In-      ficial
Title of   Deriv-   Date     If any    (Instr.  (Instr. 3,    ----------------            or      Secur-  of        direct   Owner-
Derivative ative    (Month/  (Month/   8)       4 and 5)      Date     Expira-            Number  ity     Month     (I)      ship
Security   Secur-   Day/     Day/      -------  ------------  Exer-    tion               of      (Instr  (Instr.   (Instr.  (Instr.
(Instr. 3) ity      Year)    Year)     Code  V   (A)   (D)    cisable  Date      Title    Shares  5)      4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Incentive                                                                         Class B
Stock                                                                             Common
Option     $10.272   12/13/02            M               35,000         3/31/04   Stock     35,000           22,500    D
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

Explanation of Responses:


/s/ Marc S. Hermelin                                         12/17/02
---------------------------------------------            -----------------------
  **Signature of Reporting Person                                  Date



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

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